

September 9, 2022

Kristopher R. Westbrooks
Chief Financial Officer
TimkenSteel Corporation
1835 Dueber Avenue SW
Canton, Ohio 44706

> **Re: TimkenSteel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **Supplemental Response letter dated July 11, 2022**
> **File No. 001-36313**

Dear Mr. Westbrooks:

We have reviewed your July 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 24

1. We have reviewed your response to comment 1. Please explain in greater detail what the "surcharges" line item represents and how it is calculated. In doing so, clarify if all amounts within the surcharges line item are recorded in GAAP net sales and if it represents all or only a portion of surcharges recognized during the period.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing